UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of February 22, 2021

Commission File Number 333-252215

Technip Energies N.V.
(Translation of registrant's name into English)

6 Allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 Courbevoie
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Technip Energies N.V.

On February 16, 2021, Technip Energies N.V. executed a Deed of Amendment of its Articles of Association (in Dutch language). An unofficial English translation of the Deed of Amendment is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2021

TECHNIP ENERGIES N.V.

By:	/s/ Stephen Siegel
Name:	Stephen Siegel
Title:	Company Secretary

Exhibit Index

Exhibit	Description of Exhibit
99.1	Unofficial English translation of the Deed of Amendment of the Articles of Association of Technip Energies N.V. dated February 16, 2021